FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2019

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company

CNPJ/MF 47.508.411 / 0001-56

NIRE 35.300.089.901

CALL NOTICE

ANNUAL AND EXTRAORDINARY GENERAL MEETING

The shareholders of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, a publicly-held company with registered office in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Luís Antônio, No. 3,142, Jardim Paulista, Zip Code 01402-000, enrolled with the Companies Registry Under NIRE 35.300.089.901 and with the Taxpayers’ Registry CNPJ/MF under no. 47.508.411/0001-56, filed with the Brazilian Securities and Exchange Commission ("CVM") as an "A" category publicly-held company under code 14826 ("Company"), pursuant to Article 124 of Law 6,404, dated of December 15, 1976, as amended ("Corporation Law") and Articles 3rd and 5th of CVM Instruction 481, dated of December 17, 2009, as amended ("CVM Instruction 481"), are hereby called to the Annual and Extraordinary General Meeting to be held on April 25, 2019 at 3:00 pm at Avenida Brigadeiro Luís Antônio, No. 3,227, 7th floor, Jardim Paulista, Zip Code 01401-001 in the City of São Paulo, State of São Paulo, in order to resolve on the following Agenda:

I.         At the Annual General Meeting:

(a) examine, reading, discussion and voting of the Management Report and the Financial Statements of the Company related to the fiscal year ended on December 31, 2018;

(b) resolve on the proposal for allocation of results related to the fiscal year ended on December 31, 2018;

(c) fixing the annual global compensation of the Company's managers and Fiscal Council, whether the shareholders request its operation; and

(d) resolve on the proposal for investment plan for the fiscal year of 2019.

II.        At the Extraordinary General Meeting:

(a) resolve on the rectification and ratification of the annual global remuneration of the company's board of executive officers for fiscal year of 2018;

(b) resolve on the proposal to amend the Stock Option Plan and Equity Compensation Plan of the Company;

(c) resolve on the proposal to amend the article 4th and restatement of the Company’s By-laws.

We hereby inform that all documents related to the resolutions that will be taken on the General Meeting called herein are available to the shareholders at the Company's headquarters, on the Investor Relation’s website of the Company (www.gpari.com.br) and on the websites of the Brazilian Securities and Exchange Commission – (CVM) (www.cvm.gov.br) and of B3 S.A – Brasil, Bolsa e Balcão (www.b3.com.br).

The attendance of the Shareholder may be (a) in person, (b) by a duly constituted attorney-in-fact or (c) by distance voting ballot through their respective custodian agents (if they provide this type of service), to Itaú Corretora de Valores S.A., the share registry agent of the Company (“Share Registry Agent”) or directly to the Company, as mentioned below:

(i) Attendance in person: Pursuant to Article 126, II of the Corporation Law, the Shareholders must hold personal documents and documents proving their Shareholder’s position issued by the Share Registry Agent.

(ii) Attendance in the General Meeting by attorney-in-fact: As detailed at the Management Proposal, Shareholders who have interest in being represented at the General Meeting hereby called, by attorney-in-fact, shall send notarized copies of the valid documents (with notarized signatures) proving the Company's Shareholder status and the powers of representation to the Corporate Legal Department, at the Company's head office, with a protocol of delivery, seventy-two (72) hours in advance of the date of the General Meeting. It should be noted that Shareholders may attend the General Meeting even though they have not made the prior deposit of the documents. The presentation of such documents at the opening of the General Meeting is sufficient, pursuant to article 5, paragraph 2nd of CVM Instruction 481.

(iii) Attendance in the General Meeting by means of distance voting ballot: Pursuant to CVM Instruction 481, Shareholders who have interest in exercising their right to vote by means of the distance voting ballot must: (i) send instructions of votes by distance, by sending directly to the Company additionally to the documents indicated in the Management Proposal or (ii) send instructions of votes by distance for completion of the distance voting ballot, through their respective custodian agents (if they provide this type of service) or to the Share Registry Agent, through the channels it makes available.

São Paulo, March 26, 2019.

Jean-Charles Henri Naouri

Chairman of the Board of Directors

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 26, 2019	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.